EXHIBIT 99.1

Profound Medical Announces Second Quarter 2023 Financial Results

TORONTO, Aug. 09, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the second quarter ended June 30, 2023. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards 34, Interim Financial Reporting.

“This quarter was highlighted by the American Medical Association’s establishment of three new Current Procedural Terminology, or CPT®, Category 1 codes specific to the TULSA procedure, which is a critical milestone for the broader adoption of the technology to treat prostate diseases in the United States,” said Arun Menawat, Profound’s CEO and Chairman. “In addition, we saw a 38% increase in recurring revenue over Q2-2022, marking the fifth consecutive quarter of recurring revenue growth. For the remainder of 2023, we expect to see an increased pace of U.S. TULSA adoption, driven by a continuing, if not accelerating, trend of recurring revenue growth, as well as the addition of several new sites to our installed base of TULSA-PRO® systems.”

Summary Second Quarter 2023 Results

For the quarter ended June 30, 2023, the Company recorded revenue of approximately $1.6 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. This compares to revenue of approximately $2.0 million in the same three-month period a year ago, which included $1.2 million in recurring revenue and $864,000 from the one-time sale of capital equipment in international markets.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were approximately $7.5 million in the second quarter of 2023, a 14% decrease from approximately $8.7 million in the second quarter of 2022.

Expenditures for R&D for the three months ended June 30, 2023 were approximately $3.2 million, a decrease of 14% compared with approximately $3.7 million in the three months ended June 30, 2022, primarily due to: lower headcount and reimbursement of workforce costs associated with a research project; a decrease in share based compensation due to fewer awards granted for employees; decreases in other expenses because of lower office supplies purchased; and lower amortization expenses due to intangible assets associated with the Sonalleve® brand and technology being fully amortized. Partially offsetting these amounts was an increase in clinical trial costs associated with the CAPTAIN trial treatments and recruitment efforts.

G&A expenses for the 2023 second quarter decreased by 21% to approximately $2.1 million, compared with approximately $2.6 million in the same period in 2022, due primarily to lower salaries and benefits, decreased software expenses, and decreased license costs for enterprise resource planning and customer relationship management software. These were partially offset by increased insurance costs.

Second quarter 2023 S&D expenses decreased by 6% to approximately $2.3 million, compared with $2.4 million in the second quarter of 2022. This was driven lower salaries, benefits and share based compensation. Partially offsetting these amounts was an increase in consulting fees, marketing, travel and other expenses due to increased in-person conferences, customer meetings, release of patient videos, marketing materials and overall increase to general expenses.

Net finance costs for the three months ended June 30, 2023 were approximately $884,000, compared with approximate net finance income of $1.9 million in the three months ended June 30, 2022.

Second quarter 2023 net loss was approximately $7.4 million, or $0.35 per common share, compared to approximately $5.9 million, or $0.28 per common share, in the three months ended June 30, 2022.

Liquidity and Outstanding Share Capital

As at June 30, 2023, Profound had cash of approximately $39.3 million.

As at August 9, 2023, Profound had 21,260,595 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company’s website at www.profoundmedical.com under “Webcasts” in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
In USD (000s)
(Unaudited)

	June 30, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	39,275	46,517
Trade and other receivables	6,586	6,344
Inventory	8,056	7,941
Prepaid expenses and deposits	776	1,222
Total current assets	54,693	62,024

Property and equipment	795	899
Intangible assets	592	680
Right-of-use assets	726	818

Total assets	56,806	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,424	2,091
Deferred revenue	652	471
Long-term debt	7,329	523
Derivative financial instrument	-	563
Lease liabilities	252	239
Income taxes payable	321	298
Total current liabilities	10,978	4,185

Long-term debt	-	6,651
Deferred revenue	754	764
Lease liabilities	708	817

Total liabilities	12,440	12,417

Shareholders’ Equity

Share capital	216,092	205,825
Contributed surplus	19,059	18,704
Accumulated other comprehensive income	12,673	16,837
Deficit	(203,458)	(189,362)

Total Shareholders’ Equity	44,366	52,004

Total Liabilities and Shareholders’ Equity	56,806	64,421

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss/Income
In USD (000s)
(Unaudited)

	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Revenue
Recurring - non-capital	1,602	1,161	3,069	2,185
Capital equipment	-	864	393	1,204
	1,602	2,025	3,462	3,389
Cost of sales	552	1,089	1,199	2,017
Gross profit	1,050	936	2,263	1,372

Operating expenses
Research and development	3,155	3,688	6,995	6,868
General and administrative	2,080	2,632	4,186	4,978
Selling and distribution	2,251	2,394	4,356	4,596
Total operating expenses	7,486	8,714	15,537	16,442

Operating loss	6,436	7,778	13,274	15,070

Net finance costs/(income)	884	(1,864)	739	(972)

Loss before taxes	7,320	5,914	14,013	14,098

Income taxes	35	16	83	47

Net loss attributed to shareholders for the period	7,355	5,930	14,096	14,145

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	4,117	(6,181)	4,164	(3,888)
Net loss and comprehensive loss/(income) for the period	11,472	(251)	18,260	10,257

Loss per share
Basic and diluted loss per common share	0.35	0.28	0.67	0.68

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
In USD (000s)
(Unaudited)

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Operating activities
Net loss for the period	(14,096)	(14,145)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	351	327
Amortization of intangible assets	101	531
Depreciation of right-of-use assets	108	118
Share-based compensation	1,783	2,466
Interest and accretion expense	384	32
Deferred revenue	142	11
Change in fair value of derivative financial instrument	232	(89)
Interest income on trade and other receivables	(79)	(212)
Changes in non-cash working capital balances
Trade and other receivables	(27)	(823)
Prepaid expenses and deposits	465	636
Inventory	(191)	(1,012)
Accounts payable and accrued liabilities	334	(739)
Income taxes payable	16	-
Foreign exchange on cash	(465)	(528)
Net cash flow used in operating activities	(10,942)	(13,427)

Financing activities
Repayment of long-term debt	(372)	-
Proceeds from share options exercised	239	95
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities	(146)	(161)
Total cash from (used in) financing activities	2,144	(66)

Net change in cash during the period	(8,798)	(13,493)
Foreign exchange on cash	1,556	(424)
Cash – Beginning of period	46,517	67,152
Cash – End of period	39,275	53,235